Filed by: PotlatchDeltic Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities and Exchange Act of 1934

Subject Company: PotlatchDeltic Corporation

Commission File Number: 001-32729

Merger of Equals Rayonier and PotlatchDeltic to Combine in an All-Stock Merger of Equals to Create a Leading Land Resources REIT OCTOBER 14, 2025

Cautionary Statement Regarding Forward-Looking Information This communication contains certain “forward-looking statements” within the meaning of federal securities laws. Words such as “anticipates,” “believes,” “could,” “continue,” “estimate,” “expects,” “intends,” “will,” “should,” “may,” “plan,” “predict,” “project,” “would” and similar expressions may be used to identify forward-looking statements. Forward-looking statements are not statements of historical fact and reflect Rayonier Inc.’s and PotlatchDeltic Corporation’s current views about future events. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed merger involving Rayonier Inc. and PotlatchDeltic Corporation, including future financial and operating results, Rayonier Inc.’s and PotlatchDeltic Corporation’s plans, objectives, expectations and intentions, the expected timing and likelihood of completion of the transaction, and other statements that are not historical facts, including expected synergies, harvest schedules, timberland acquisitions and dispositions, future results of operations, projected cash flow and liquidity, business strategy and other plans and objectives for future operations. No assurances can be given that the forward-looking statements contained in this communication will occur as projected and actual results may differ materially from those projected. Forward-looking statements are based on current expectations, estimates and assumptions that involve a number of risks and uncertainties that could cause actual results to differ materially from those projected. These risks and uncertainties include, without limitation: the ability to timely or at all obtain the requisite Rayonier Inc. and PotlatchDeltic Corporation shareholder approvals; the risk that Rayonier Inc. or PotlatchDeltic Corporation may be unable to obtain required governmental and regulatory approvals required for the merger (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the merger); the risk that an event, change or other circumstance could give rise to the termination of the proposed merger; the risk that a condition to closing of the merger may not be satisfied on a timely basis or at all; the risk that the timing to consummate the proposed merger may be delayed; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; the risk that any announcement relating to the proposed transaction could have adverse effects on the market price of Rayonier Inc.’s Common Shares or PotlatchDeltic Corporation’s Common Stock; the risk of litigation related to the proposed transaction; disruption from the transaction making it more difficult to maintain relationships with customers, employees, contractors, suppliers, vendors or joint venture partners; the diversion of management time in connection with the proposed transaction; the challenging macroeconomic environment, including disruptions in the timberlands, real estate, land based solutions, and wood products manufacturing industries; the ability of PotlatchDeltic Corporation and Rayonier Inc. to refinance their existing financing arrangements on favorable terms; the cost and availability of third-party logging and trucking services; the geographic concentration of a significant portion of PotlatchDeltic Corporation’s and Rayonier Inc.’s timberland; changes in environmental laws and regulations regarding timber harvesting, wood products manufacturing, delineation of wetlands, endangered species, the development of solar, carbon capture and storage, and carbon credit projects, and development of real estate generally that may restrict or adversely impact PotlatchDeltic Corporation’s or Rayonier Inc.’s ability to conduct their respective businesses, or increase the cost of doing so; adverse weather conditions, natural disasters and other catastrophic events such as hurricanes, wind storms and wildfires; the lengthy, uncertain and costly process associated with the ownership, entitlement and development of real estate, including changes in law, policy and political factors beyond our control; the availability and cost of financing for real estate development and mortgage loans, changes in tariffs, taxes or treaties relating to the import and export of PotlatchDeltic Corporation’s and Rayonier Inc.’s products, including those of their respective customers; changes in key management and personnel; PotlatchDeltic Corporation’s and Rayonier Inc.’s ability to meet all necessary legal requirements to continue to qualify as a real estate investment trust; changes in tax laws that could adversely affect beneficial tax treatment; and other risks and uncertainties identified in the “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business” sections of each of PotlatchDeltic Corporation’s and Rayonier Inc.’s most recent Annual Reports on Form 10-K, any subsequently filed Quarterly Reports on Form 10-Q, and other risks as identified from time to time in its Securities and Exchange Commission (“SEC”) reports by both companies. Forward-looking statements are based on the estimates and opinions of management at the time the statements are made. Each of Rayonier Inc. and PotlatchDeltic Corporation undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. No Offer or Solicitation This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. 2

Additional Information Important Additional Information about the Proposed Transaction and Where to Find It In connection with the proposed merger, Rayonier Inc. will file a registration statement on Form S-4, which will include a document that serves as a prospectus of Rayonier Inc. and a joint proxy statement of Rayonier Inc. and PotlatchDeltic Corporation (the “joint proxy statement/prospectus”), and each party will file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. A definitive joint proxy statement/prospectus will be sent to Rayonier Inc.’s and PotlatchDeltic Corporation’s shareowners. Investors and security holders will be able to obtain the registration statements and the joint proxy statement/prospectus free of charge from the SEC’s website or from Rayonier Inc. or PotlatchDeltic Corporation. The documents filed by PotlatchDeltic Corporation with the SEC may be obtained free of charge at PotlatchDeltic Corporation’s website at www.potlatchdeltic.com or at the SEC’s website at www.sec.gov. The documents filed by Rayonier Inc. with the SEC may be obtained free of charge at Rayonier Inc.’s website at www.rayonier.com or at the SEC’s website at www.sec.gov. Participants in the Solicitation PotlatchDeltic Corporation, Rayonier Inc. and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of PotlatchDeltic Corporation, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in PotlatchDeltic Corporation’s proxy statement for its 2025 Annual Meeting of Stockholders, which was filed with the SEC on March 27, 2025, including under the headings “Compensation Discussion and Analysis,” “Compensation of Directors,” “Equity Compensation Plan Information,” and “Security Ownership.” To the extent holdings of PotlatchDeltic Corporation’s Common Stock by the directors and executive officers of PotlatchDeltic Corporation have changed from the amounts of PotlatchDeltic Corporation’s Common Stock held by such persons as reflected therein, such changes have been or will be reflected on Initial Statements of Beneficial Ownership of Securities on Form 3 (“Form 3”), Statements of Changes in Beneficial Ownership on Form 4 (“Form 4”) or Annual Statements of Changes in Beneficial Ownership of Securities on Form 5 (“Form 5”), in each case filed with the SEC, including: the Forms 4 filed by Anne Alonzo on May 8, 2025, Linda Breard on May 8, 2025, Michael Covey on May 8, 2025, Ashlee Cribb on July 28, 2025, James DeCosmo on May 8, 2025, William Driscoll on April 1, 2025, May 2, 2025, May 8, 2025, June 10, 2025, July 1, 2025 and October 2, 2025, Mark Leland on May 8, 2025, Larry Peiros on May 8, 2025 and Lenore Sullivan on May 8, 2025. Information about the directors and executive officers of Rayonier Inc., including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Rayonier Inc.’s proxy statement for its 2025 Annual Meeting of Shareholders, which was filed with the SEC on April 2, 2025, including under the headings “Director Compensation” and “Compensation Discussion and Analysis.” To the extent holdings of Rayonier Inc.’s Common Shares by the directors and executive officers of Rayonier Inc. have changed from the amounts of Rayonier Inc.’s Common Shares held by such persons as reflected therein, such changes have been or will be reflected on Forms 3, Forms 4 or Forms 5, in each case filed with the SEC, including: the Forms 4 filed by Keith Bass on April 9, 2025, May 19, 2025, June 2, 2025 and September 2, 2025, Mark Bridwell on April 2, 2025, April 4, 2025 and April 15, 2025, Christopher Corr on April 2, 2025, April 4, 2025 and April 15, 2025, Gregg Gonsalves on May 19, 2025, Scott Jones on May 19, 2025, Larkin Martin on May 19, 2025, Douglas Long on April 2, 2025, April 4, 2025 and April 15, 2025, Mark McHugh on April 2, 2025, April 4, 2025 and April 15, 2025, Meridee Moore on May 19, 2025, Ann Nelson on May 19, 2025, Shelby Pyatt on April 2, 2025, April 4, 2025 and April 15, 2025, Matthew Rivers on May 19, 2025, Rhett Rogers on April 2, 2025, April 4, 2025 and April 15, 2025, April Tice on April 2, 2025, April 4, 2025 and April 15, 2025 and Andrew Wiltshire on May 19, 2025. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statement and joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors and security holders should read the registration statement and joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. Investors may obtain free copies of these documents from PotlatchDeltic Corporation and Rayonier Inc. as indicated above. Non-GAAP Financial Measures This presentation also includes references to financial measures that are calculated and presented on the basis of methodologies other than in accordance with generally accepted accounting principles in the United States (“GAAP”). These non-GAAP financial measures include, but are not limited to, Adjusted EBITDA, Total Adjusted EBITDDA, Total Adjusted EBITDDA Margin, Adjusted Net Income, EBITDDA Leverage, Operating Segment Adjusted EBITDDA, Cash Available for Distribution, and Net Debt to Enterprise Value. Any non-GAAP financial measures used in this presentation are in addition to, and should not be considered superior to, or a substitute for, financial statements prepared in accordance with GAAP. Non-GAAP financial measures should not be considered in isolation or as an alternative to financial statements prepared in accordance with GAAP and are subject to significant inherent limitations. We believe these non-GAAP measures provide useful information to management and investors regarding certain financial and business trends relating to the combined company's expected financial condition and results of operations. The non-GAAP measures presented herein may not be comparable to similar non-GAAP measures presented by other companies. These non-GAAP financial measures are subject to inherent limitations as they reflect the exercise of judgments by management about which expense and income items are excluded or included in determining these non-GAAP financial measures. The definitions of these non-GAAP financial measures and a reconciliation to the most directly comparable GAAP financial measures are included in the Appendix. 3

Rayonier + PotlatchDeltic: Compelling Strategic & Financial Rationale

Strong Strategic Fit

- ✓ Diversified timberland ownership with ~4.2 million acres in highly attractive and productive regions; pro forma harvest volumes of ~15 million tons
- ✓ Leading lumber producer well-positioned to benefit from housing recovery with capital available for growth
- ✓ Enhanced platform to capture value from Real Estate and Land-Based Solutions (LBS) / Natural Climate Solutions (NCS)
- ✓ Opportunity to further optimize the combined asset base
- ✓ Well-aligned values and corporate cultures

Compelling Financial Rationale

- ✓ Significant value creation opportunity through synergies, operational efficiencies, and sharing of best practices
- ✓ Accretive to per share metrics with estimated $40 million of run-rate synergies
- ✓ Strong pro forma balance sheet and credit metrics with pro forma net leverage of ~2.5x (1)
- ✓ Significant capital allocation capacity / flexibility as a combined company
- ✓ Enhanced capital markets presence with combined market cap of ~$7.1Bn

A Rayonier-PotlatchDeltic Combination Creates Significant Strategic and Financial Benefits Beyond What Either Company Could Achieve Independently

4

Note:
1. LTM as of June 30, 2025; net debt excludes special dividend and transaction costs

Summary of Transaction Terms

Transaction Structure	• Strategic merger-of-equals of Rayonier and PotlatchDeltic - PotlatchDeltic shareholders will receive 1.7339x shares in Rayonier for every 1 share in PotlatchDeltic - Represents an 8.25% premium to PotlatchDeltic based on the closing stock price for both companies as of October 10, 2025 • Pro forma ownership [(1)]: - 54% Rayonier shareholders - 46% PotlatchDeltic shareholders
Pro Forma Company	• PotlatchDeltic's CEO, Eric Cremers, to serve as Executive Chair of the combined company's Board of Directors • Rayonier's President & CEO, Mark McHugh, to serve as President & CEO of the combined company • Combined company's Board of Directors will comprise of 5 directors from Rayonier and 5 directors from PotlatchDeltic • Rayonier and PotlatchDeltic will mutually agree on a new name for the combined company • The corporate headquarters of the combined company will be located in Atlanta, Georgia with significant regional offices maintained in Spokane, WA and Wildlight, FL
Synergies	• $40 million of estimated annual synergies primarily driven by corporate and operating overhead cost savings • Intend to achieve 50% of the synergies on a run-rate basis by end of year 1 and the balance by end of year 2 • Additional potential synergies over time through sharing of best practices, optimizing cost efficiencies, and leveraging combined expertise in land-based and natural climate solutions across a larger land portfolio
Timing & Approvals	• Unanimously approved by Boards of Directors at both companies • Transaction is subject to the satisfaction of customary closing conditions, including receipt of required regulatory approvals and the approval of Rayonier's shareholders and PotlatchDeltic's shareholders • Transaction expected to close in late first quarter or early second quarter of 2026

5

Note:
1. For Rayonier, based on basic shares outstanding of 155.6MM and 1.0MM of dilutive securities, as of October 9, 2025; for PotlatchDeltic, based on basic shares outstanding of 77.3MM and 1.0MM of dilutive securities, as of October 9, 2025

Experienced Leadership with Shared Focus on Value Creation

- ✓ **Brings together talented teams and best practices from both companies**
- ✓ **Deep financial and operational expertise**
- ✓ **Well-aligned values and corporate cultures**
- ✓ **Dedicated to leading with accountability and transparency**
- ✓ **Management team fully committed to maximizing shareholder value from the combined portfolio**



Eric Cremers

Executive Chair

- Current President and CEO of PotlatchDeltic since 2021
- Previously served as PotlatchDeltic's COO (2013-2020) and PotlatchDeltic's CFO (2007-2013)



Mark McHugh

President and CEO

- Current President and CEO of Rayonier since 2024
- Previously served as Rayonier's CFO (2014-2023) and President (2023-2024)



Wayne Wasechek

CFO

- Current CFO of PotlatchDeltic since 2023
- Previously served as PotlatchDeltic's Controller and Principal Accounting Officer (2018-2023)



Rhett Rogers

EVP – Land Resources

- Current SVP of Portfolio Management of Rayonier since 2023
- Previously served as Rayonier's VP of Portfolio Management (2017-2023)



Ashlee Cribb

EVP – Wood Products

- Current VP of Wood Products of PotlatchDeltic since 2021
- Previously served as SVP – Chief Commercial Officer at Roseburg Forest Products

6

Combination Creates a Leading Land Resources Company

$MM, unless noted otherwise	Rayonier	+ PotlatchDeltic	= Pro Forma Combined
Market Capitalization (1)	**$3,922**	**$3,149**	**$7,071**
LTM Adj. EBITDA (2)	**$224**	**$215**	**$439 / $479** (3)
LTM Net Leverage (2)	**0.7x**	**4.4x**	**2.5x / 2.3x** (3) (4)

Timberlands Geographic Mix by Acres

Rayonier



U.S. Northwest 15%
U.S. South 85%

2.0MM Acres

PotlatchDeltic



U.S. Northwest 30%
U.S. South 70%

2.1MM Acres

Pro Forma Combined



U.S. Northwest 22%
U.S. South 78%

4.2MM Acres

Business Mix by LTM Adj. EBITDA (2)

Rayonier



Real Estate 40%
Timberlands 60%

PotlatchDeltic



Wood Products 5%
Real Estate 37%
Timberlands 58%

Pro Forma Combined



Wood Products 2%
Real Estate 39%
Timberlands 59%

Key Combination Benefits

- ✓ ***Unlocks 2x scale***
- ✓ ***Strong pro forma balance sheet***
- ✓ ***Significant capital allocation capacity***
- ✓ ***Best-in-class timberland portfolio with >75% in U.S. South***
- ✓ ***Diversified cash flows with significant upside potential***

Source: Capital IQ as of October 10, 2025
Notes:
1. Calculated using share prices as of October 10, 2025 and basic shares outstanding as of last public filing
2. Defined in the appendix; last twelve months as of June 30, 2025
3. Excluding / including run-rate annual synergies of $40 million
4. Excludes special dividend and transaction costs

7

Attractive Combined Asset Base


SPOKANE, WA
301
ST. MARIES, ID
6
624
BEMIDJI, MN
GWINN, MI
U.S. Northwest
Acreage: 931K Acres
CHENAL VALLEY, AR
U.S. South
Acreage: 3,227K Acres
OLA, AR
WARREN, AR
ATLANTA, GA
930
70
WALDO, AR
175
130
390
866
HEARTWOOD, GA
WILDLIGHT, FL
277
389
Legend
Wood Products Manufacturing Facilities
Real Estate Development Projects
Existing HQ Locations
New HQ Location

TIMBER

- ~3.2MM acres in the U.S. South, largely concentrated in top-tier timber regions
- Majority of Northwest presence in Idaho, where ~75% of sawlogs are indexed to lumber prices

WOOD PRODUCTS

- Six sawmills with capacity to produce 1.2BBF [1] of lumber annually
- One plywood facility with capacity to produce 150MMSF [1] of plywood annually, focused on industrial applications

REAL ESTATE

- Value-add real estate development projects (Chenal Valley, Wildlight, & Heartwood)
- Significant presence in regions well-positioned to generate rural HBU premiums

LAND-BASED SOLUTIONS / NATURAL CLIMATE SOLUTIONS

- 78% of portfolio in the U.S. South, the region best poised for LBS / NCS upside
- Solar options = 79K acres
- CCS leases = 154K acres

8

Note:
1. BBF stands for billion board feet; MMSF stands for million square feet, 3/8-inch panel thickness basis

Timberlands: Diverse and Productive Holdings

U.S. South Ownership (3.2MM Acres)

- Loblolly, slash, and longleaf pine forests that serve both lumber and pulp mills
- Concentrated in regions that are proximate to key mills



Mississippi
4%
Louisiana
5%
South Carolina
2%
Texas
9%
Arkansas
29%
Alabama
12%
Florida
12%
Georgia
27%



Rayonier
PotlatchDeltic

U.S. Northwest Ownership (931K Acres)

- Highly productive Douglas-fir, cedar, and western hemlock species primarily used for construction-related purposes
- Timberlands are well located to serve both domestic and export customers



Oregon
1%
Washington
32%
Idaho
67%



Rayonier
PotlatchDeltic

Well-Diversified Land Base Comprising ~4.2MM Acres Across the U.S. South and Northwest

9

Wood Products: Leading Producer with Focus on Operational Excellence Top 10 U.S. Lumber Producer • Established position with scale • Strategic customer relationships • Track record of best-in-class profitability PotlatchDeltic Lumber vs. Leading Competitors St. Maries Bemidji Gwinn EBITDDA Margin (1) (1) (1) Lumber: 185MMBF Lumber: 140MMBF Lumber: 185MMBF (1) 50% Plywood: 150MMSF 45% 36% 40% 27% 30% 20% 20% 3% 8% 6% 10% Waldo Warren Ola (1) (1) 0% (1) Lumber: 275MMBF Lumber: 220MMBF Lumber: 150MMBF 0% (10%) 2018 2019 2020 2021 2022 2023 2024 2025 (2) YTD Wood Products Facilities Pine Company A Company B Company C Company D Existing Platform is Well Positioned; Combination Will Enhance Growth Opportunities 10 Notes: 1. MMBF stands for million board feet; MMSF stands for million square feet, 3/8-inch panel thickness basis 2. June 30, 2025

Real Estate: Strong HBU Platform With Improving Dynamics (3) Average HBU Price per Acre Real Estate Sales Mix 2015-2017 2021-2024 Rural / Other Development Price per Acre $4,468 15% 44% $2,763 56% 85% 2015-2017 2021-2024 31% $2,720 $1,779 69% 100% 2015-2017 2021-2024 Both Rayonier and PotlatchDeltic Have Demonstrated Improving HBU Premium Realizations as well as a Shift Toward Higher-Value Development Sales Over the Past Decade 11 Notes: 1. Excludes Large Dispositions, Improved Development, Conservation Easements, and New Zealand land sales 3. Excludes New Zealand land sales for Rayonier 2. 2015-2017 excludes non-strategic sales; 2021-2024 excludes large disposition in 2024 (2) (1)

Real Estate: Development Projects Overview

Wildlight: Key Stats

2016 Project Start

- Status: Sales activity on upward trajectory

Nassau County, Florida

- ~20 miles north of Jacksonville, FL

~17,000 Entitled Acres [1]

120 Average Annual Home Closings (2020-24)

- **~750** Total Project-to-Date Residential Closings Expected by YE25
- **~400** Annual Run-Rate Goal

Heartwood: Key Stats

2021 Project Start [2]

- Status: Sales activity on upward trajectory

Richmond Hill, Georgia

- ~12 miles south of Savannah, GA

~9,700 Entitled Acres [1]

36 Average Annual Home Closings (2020-24)

- **~325** Total Project-to-Date Residential Closings Expected by YE25
- **~300** Annual Run-Rate Goal

Chenal Valley: Key Stats

1985 Project Start

- Status: Mature, with stable sales activity

West Little Rock, Arkansas

- Growing suburban section of Little Rock

~4,800-acre master-planned development

148 Average Annual Lot Sales (2020-24)

- **~130** Lots: FY25 Guidance

17 Average Commercial Acres Sold (2020-24)




HEARTWOOD



Notes:
1. Net of absorption
2. Commerce park sales began prior to 2021

12

Land-Based Solutions / Natural Climate Solutions: Robust Combined Capabilities

	Rayonier (1)	PotlatchDeltic (1)	Combined (1)
Solar	➢ 45K Acres under option	➢ 34K Acres under option	➢ 79K Acres under option ➢ Substantial future growth potential
CCS	➢ 154K acres under CCS lease in TX, LA, and AL	➢ Potential projects under evaluation	➢ Opportunity to enhance combined capabilities and build on well-established relationships with major CCS players
Minerals / Land Resources	➢ Several operational sites for fill dirt, aggregates, and other minerals	➢ 5.1K acres leased for brine exploration in AR ➢ 3-5K acres of potential lithium opportunities	➢ Well-positioned to use extensive, geographically diverse acreage base for minerals opportunities
Carbon Markets	➢ Potential projects under evaluation	➢ Potential projects under evaluation	➢ Opportunity to create large-scale Improved Forest Management (IFM) projects for blue-chip carbon offset buyers

The Combination Will Result in an Enhanced Platform to Drive Growth in Land-Based Solutions / Natural Climate Solutions

13

Note:
1. As of October 9, 2025

Combined Company Will Be One of the Largest Public Timber / Wood Products Companies Timber & Wood Products Sector Landscape (1) Market Capitalization , $Bn Timber REITs Other Public Companies 17.3 7.1 6.2 6.0 3.9 3.1 3.2 1.0 0.3 + nd The Combined Company Will Become the 2 Largest Publicly-Traded Timber / Wood Products Company 14 Source: Capital IQ as of October 10, 2025 Note: 1. Calculated using share prices as of October 10, 2025 and basic shares outstanding as of last public filing

Strong Pro Forma Balance Sheet With Significant Capital Allocation Capacity Pro Forma Capitalization Pro Forma Debt Maturity Profile $MM, unless noted otherwise $MM üüü Conservative pro Significant flexibility for 846 Strong cash position forma leverage capital allocation (1) (1) Total Debt Cash Net Debt Rayonier $1,050 $892 $158 396 = - PotlatchDeltic $1,037 $95 $942 Significant PF cash to (2) deploy opportunistically Pro Forma $2,087 $988 $1,099 Credit / Valuation Data 390 (3) (4) LTM Adj. EBITDA Enterprise Value 300 190 Rayonier $224 $4,080 228 100 450 PotlatchDeltic $215 $4,091 185 28 139 (5) Pro Forma $439 / $479 $8,171 200 200 200 185 139 Credit Statistics - 2.5x / 2.3x 13% 2025 2026 2027 2028 2029 2030 Thereafter Pro Forma Net Debt / Net Debt / Rayonier PotlatchDeltic (3) (5) (4) LTM Adj. EBITDA Enterprise Value Source: Capital IQ as of October 10, 2025 Notes: 1. As of June 30, 2025 4. Calculated as market capitalization plus net debt; market capitalization calculated using share prices as of October 10, 2025 15 2. Excludes special dividend and transaction costs and basic shares outstanding as of last public filing 3. Defined in the appendix; last twelve months as of June 30, 2025 5. Excluding / including estimated run-rate annual synergies of $40 million

Capital Allocation Priorities Maintain Financial Strategy Focused on Nimble Capital Allocation & Prudent Financial Management • Committed to investment grade credit ratings Maintain a Healthy Balance Sheet (1) • Maintain Net Debt to Adjusted EBITDA leverage ratio below 3.0x target • Pay a sustainable dividend that grows over time Return Capital to Shareholders • Opportunistically repurchase shares with the intent to build NAV per share over the long-term • Maintenance capex associated with reforestation, wood products reliability, and real estate development Strategic Capital Investments • Discretionary investments to increase timberland productivity, as well as wood products capacity and efficiency • Pursue timberland acquisitions that complement and improve overall timberland quality and Selective & future optionality Opportunistic M&A • Consider synergistic wood products growth opportunities that enhance overall portfolio value 16 Note: 1. Based on “midcycle” Adjusted EBITDA

Dividend Considerations • Committed to a sustainable dividend that grows over time • The combined company intends to pay a regular quarterly dividend that is in line with Rayonier’s Pro Forma Dividend current annual dividend of $1.09 per share (with such per share amount to be reduced to take into account the additional Rayonier shares that will be issued pursuant to the Rayonier Special Dividend described below) • Rayonier has declared a $1.40 per share special dividend in connection with taxable gains arising from the sale of its New Zealand business consisting of a combination of cash and common shares • The cash component of the special dividend (other than cash paid in lieu of fractional shares) will not exceed 25% in the aggregate, with the balance payable in Rayonier common shares • Because the Rayonier Special Dividend is only being paid to the Rayonier shareholders, the merger consideration that PotlatchDeltic shareholders will receive at the closing of the transaction will be adjusted to provide PotlatchDeltic shareholders with additional consideration of equivalent value to the Rayonier Special Dividend Special Dividend – The exchange ratio will be increased to reflect the percentage of additional Rayonier common shares issued in connection with the Rayonier Special Dividend – The merger consideration received by PotlatchDeltic shareholders will include a cash component to reflect the cash issued in connection with the Rayonier Special Dividend, with PotlatchDeltic shareholders receiving an amount in cash per share equal to the cash per share paid by Rayonier in the Rayonier Special Dividend multiplied by the 1.7339 exchange ratio – PotlatchDeltic shareholders will only be entitled to this additional merger consideration if the merger is consummated 17

(1) Continued Commitment to Corporate Responsibility 39 Million Seedlings Planted 29 Million Seedlings Planted 77,951 Acres Regenerated 60,548 Acres Regenerated Sustainable Forestry (2) Removed 7.8 Million M.T. CO e 2 Removed ~7x More Carbon than Emitted (2) (2) 45K+ M.T. CO e Scope 1 & 38K+ M.T. CO e 2 2 Energy Audit / Efficiency Studies Conducted Market-Based Scope 2 GHG Emissions Carbon Footprint 7,272 Miles of Streams Protected 7,880 Miles of Streams Protected Water Protection Zero Employee or Contractor Fatalities Zero Employee Fatalities Total Recordable Incident Rate Less Than 2.0 Total Recordable Incident Rate Less Than 1.8 Safety 8% YoY Decline in Voluntary Turnover Rate Trade Apprenticeships and Leadership Training 66% of Open Positions Filled Internally Supplier Code of Conduct and Contractor Training Recruitment & Training Rayonier Community Fund Donated $300K Contributed $600K to Support Our Communities Team Members Volunteer and Serve on Boards Team Members Volunteer and Serve on Boards Community Shared Commitment to the Highest Corporate Responsibility Standards 18 Notes: 1. Data reflects 2024 sustainability reporting 2. Metric tons

Combination of Two Exceptional Land Resources Companies • Approximately 4.2MM acres of high-quality timberlands including 3.2MM acres in the U.S. South, the region offering the most upside potential from optimizing land-use • Additional scale enhances the ability of the combined company to participate in emerging opportunities to provide land-based / natural climate solutions • Timber REIT well-positioned to benefit from improving lumber market conditions through existing wood products facilities, indexed log prices in Idaho, and ability to participate in industry M&A • Established real estate development platform across Florida, Georgia, and Arkansas with significant runway for future value creation and cash flow growth • Increased capital markets presence, supporting a lower cost of capital and growth opportunities over time • Compelling financial benefits, including the opportunity to achieve significant synergies and a pro forma balance sheet well- positioned for opportunistic capital allocation and investment • Dedicated employees and strong cultural alignment on the importance of safety, sustainability, and the stewardship of our land resources 19

Appendix: Definitions & Reconciliations

Rayonier Reconciliation of Operating Income (Loss) to Adjusted EBITDA by Segment Pacific Southern Northwest Corporate ($ in millions) Timber Timber Real Estate Trading and Other Total Last twelve months ending June 30, 2025 Operating Income $60.5 $1.9 $343.6 ($0.6) ($39.9) $365.5 Depreciation, depletion & amortization 67.5 26.2 7.1 — 1.7 102.5 Non-cash cost of land and improved — — 44.3 — — 44.3 development (1) — — — — 2.2 2.2 Restructuring Charges (1) — — — — 0.7 0.7 Costs related to disposition initiatives (1) — — (291.1) — — (291.1) Large Dispositions (1) $128.1 $28.0 $103.9 ($0.6) ($35.2) $224.2 Adjusted EBITDA APPENDIX: DEFINITIONS & RECONCILIATIONS 21 Note: 1. Non-GAAP measure or pro-forma item

PotlatchDeltic Reconciliation of Operating Income (Loss) to Adjusted EBITDDA by Segment Wood ($ in millions) Timberlands Products Real Estate Corporate Eliminations Total Last twelve months ending June 30, 2025 Operating Income (Loss) $87.4 ($26.3) $48.5 ($50.7) $3.4 $62.4 Depreciation, depletion & amortization 64.3 37.9 0.6 0.8 — 103.6 Basis in real estate — — 47.6 (0.0) — 47.6 Net gain (loss) on disposal of assets — 1.0 (0.0) — — 1.0 Segment Adjusted EBITDDA $151.8 $12.7 $96.7 ($50.0) $3.4 $214.6 APPENDIX: DEFINITIONS & RECONCILIATIONS 22

Non-GAAP Definitions “Adjusted EBITDA” is a non-GAAP measure and is calculated as earnings before interest, taxes, depreciation, depletion, amortization, the non-cash cost of land and improved development, non- operating expense, income (loss) from operations of discontinued operations, gain on sale of discontinued operations, restructuring charges, costs related to disposition initiatives and Large Dispositions. “Total Adjusted EBITDDA” is a non-GAAP measure and is calculated as net income (loss) adjusted for interest expense, net, income taxes, depletion, depreciation and amortization, basis of real estate sold, non-operating pension and other post-retirement benefits, pension settlement charge, environmental charge, gains and losses on disposition of assets, gains and losses on fire damage, merger-related expenses and other special items. “Total Adjusted EBITDDA Margin” is Total Adjusted EBITDDA divided by revenues. “Adjusted Net Income” is a non-GAAP measure and is net income (loss) adjusted for pension settlement charge, gains and losses on fire damage, environmental charge, merger-related expenses and other special items. “EBITDDA Leverage” is a non-GAAP measure and is calculated as net debt divided by Total Adjusted EBITDDA. “Operating Segment Adjusted EBITDDA” is a non-GAAP measure and is calculated as segment operating income (loss) adjusted for depletion, depreciation and amortization, basis of real estate sold, gains and losses on disposition of fixed assets, non-cash impairments and other special items. “Cash Available for Distribution (CAD)” is a non-GAAP measure and is calculated as cash from operations minus capital expenditures and timberland acquisitions not classified as strategic. “Net Debt to Enterprise Value” is a non-GAAP measure and is calculated as net debt divided by enterprise value. Net Debt is a non-GAAP measure and is calculated as long-term debt (plus long- term debt due within a year) less cash and cash equivalents. APPENDIX: DEFINITIONS & RECONCILIATIONS 23